FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice Concerning the Determination of Number of New Shares through Third Party Allotment

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 14, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

March 14, 2006

For Immediate Release

Mitsui & Co., Ltd.

Notice Concerning the Determination of Number of New Shares through Third Party Allotment

In conjunction with the issue of new shares of common stock of Mitsui & Co., Ltd. (“the Company”) through third party allotment, which was approved together with the public offering of newly issued shares and the secondary offering of existing shares at a meeting of Board of Directors of the Company held on January 31, 2006, the Company has received notification that the third party will make a whole subscription for the new shares planned to be issued. The number of the shares to be issued and others are shown below.

Third Party Allotment

1.	The Number of shares to be issued	9,750,000 shares (9,750,000 shares as scheduled)

2.	Total amount of issue price	14,308,612,500 yen (1,467.55 yen per share)

3.	Portion of issue price which will not be transferred to stated capital	7,152,112,500 yen (733.55 yen per share)

4.	Subscription date	Wednesday, March 22, 2006

5.	Payment date	Wednesday, March 22, 2006

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1.	This issue of new shares through third party allotment was approved together with the public offering of newly issued shares and the secondary offering of existing shares, at a meeting of Board of Directors of the Company held on January 31, 2006. As for the details of this third party allotment, please refer to the announcement of the Company, “Notice Concerning the Issue of New Shares and the Secondary Sale of Issued Shares” dated January 31, 2006.

2.	Change in number of issued shares

Number of current issued shares (as at March 14, 2006)	1,715,265,095 shares

Number of shares to be increased as a result of third party allotment	9,750,000 shares

Number of shares issued after third party allotment	1,725,015,095 shares	*

Note: * This calculation is based on the total number of issued shares as of March 14, 2006.

3.	Use of proceeds

The Company intends to use the net proceeds from the public offering and the third party allotment, which are expected to be approximately 203,550,112,500 yen, entirely for investments. The Company aims to expand its earning base through continuous investments in the areas that it believes to have high growth potential and to be profitable. The Company plans to reinforce its mineral resources and energy businesses and to expand businesses with less sensitivity to commodity price fluctuations and steady revenues, such as infrastructure and automotive-related businesses. It also aims to expand its businesses in the expected growth areas such as media/information, outsourcing, retail support and medical/health/senior businesses. The Company intends to use the net proceeds to strengthen its financial soundness in order to flexibly invest in further growth opportunities in the future.

For inquiries, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Telephone: +81-3-3285-7910

Corporate Communications Division

Telephone: +81-3-3285-7564

Note:	The purpose of this press release is to make a general public announcement concerning the third party allotment related to the public offering of newly issued shares and secondary sale of shares of common stock of the Company outside the United States. It has not been prepared for the purpose of an offer of, solicitation of an offer, or any similar acts to buy or subscribe for, shares of common stock of the Company. These shares will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.